UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   SCHEDULE TO


            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)


                            SPRINT NEXTEL CORPORATION
         (Name of Subject Company (Issuer) and Filing Persons (Offeror))


           Options to Purchase Common Stock, Par Value $0.01 per share
             (Title of Class of Securities Underlying common Stock)

                                    852061100
        (CUSIP Number of Class of Securities (Underlying Common Shares))

                             Charles R. Wunsch, Esq.
                     General Counsel and Corporate Secretary
                            Sprint Nextel Corporation
                               6200 Sprint Parkway
                           Overland Park, Kansas 66251
                                 (913) 794-1496
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)





                                                     CALCULATION OF FILING FEE

--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                    Transaction Valuation (1)                                   Amount of Filing Fee
--------------------------------------------------------------------------------------------------------------------
                         $13,500,000.00                                                $963.00
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------



(1)   Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Value assumes that all options to purchase of the Issuer's common shares that may be eligible for exchange in the offer will be tendered for new options and cancelled pursuant to this offer. These options have a value of $13,500,000.00 calculated using the
      Black-Scholes method based on a price per share of common shares of $4.08, the average of the high and low prices of the
      Issuer's common shares as reported on New York Stock Exchange on May 10, 2010. The amount of the filing fee equals $71.30 per
      $1,000,000.00.


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|X|   Check the box if any part of the fee is offset as provided by Rule
      0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid: $963.00           Form or Registration No.: Schedule TO
Filing Party: Sprint Nextel Corporation   Date Filed: May 17, 2010

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      |_|  third-party tender offer subject to Rule 14d-1.

      |X|  issuer tender offer subject to Rule 13e-4.

      |_|  going-private transaction subject to Rule 13e-3.

      |_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
      |_|  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

      |_|  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)










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


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      This Amendment No. 1 (this "Amendment No. 1") amends and supplements the
Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed by Sprint Nextel Corporation with the Securities and Exchange Commission on May 17, 2010. Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein.

Item 12. Exhibits
      The Exhibit Index attached to this Amendment No. 1 is incorporated herein by reference.





















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




                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


SPRINT NEXTEL CORPORATION

By:       /s/ Timothy P. O'Grady
Name:     Timothy P. O'Grady, Esq.
Title:    Vice President and Assistant Secretary

Date:  May 21, 2010
















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


                                  EXHIBIT INDEX



Exhibit No. Description
            -------------------------------------------------------------------
(a)(1)(A)* Offer to Exchange Certain Outstanding Stock Options for New Stock Options.

(a)(1)(B)* Election Form/Notice of Withdrawal/Change of Election Form for Certain Eligible Employees Receiving Paper Materials.

(a)(1)(C)* Form of Email Communication to Certain Eligible Employees Announcing Program Launch. (a)(1)(D) * Form of Cover Letter to Certain Eligible Employees Receiving Paper Materials Announcing Program Launch.

(a)(1)(E)* Form of Communication Rejecting the Election Form/Notice of Withdrawal/Change of Election Form for Certain Eligible Employees Receiving Paper Materials.

(a)(1)(F)* Form of Communication Reminder to Certain Eligible Employees Receiving Paper Materials. (a)(1)(G) * Form of Email Communication Reminder to Certain Eligible Employees.

(a)(1)(H)* Form of Email Communication to Certain Eligible Employees Confirming Election to Participate. (a)(1)(I) * Form of Communication to Certain Eligible Employees Receiving Paper Materials Confirming Election to Participate.

(a)(1)(J)* Form of Email Communication to Certain Eligible Employees Confirming Election Not to Participate.

(a)(1)(K)* Form of Communication to Certain Eligible Employees Receiving Paper Materials Confirming Election Not to Participate.

(a)(1)(L)* Form of Final Email Communication to Certain Eligible Employees Confirming Participation. (a)(1)(M) * Form of Final Communication to Certain Eligible Employees Receiving Paper Materials Confirming Participation.

(a)(1)(N)*  Form of Password Reset Email Communication.

(a)(1)(O)*  Screen Shots from Stock Option Exchange Program Website.

(a)(1)(P)*  Script of Video for Certain Eligible Employees.

(a)(1)(Q) * Video Slide Presentation for Certain Eligible Employees.














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





Exhibit N .  Description
             -------------------------------------------------------------------

(b)          Not applicable.
(d)(1)* Sprint Nextel Corporation 2007 Omnibus Incentive Plan, effective May 8, 2009, as Amended and Restated as of February 11, 2008, November 5, 2008 and February 26, 2010.

(d)(2)* Form of Sprint Nextel Corporation Nonqualified Stock Option Agreement (for certain Nextel Communication Inc. employees under the Stock Option Exchange Program).

(d)(3) Form of Sprint Nextel Corporation Nonqualified Stock Option Agreement (for all other employees under the Stock Option Exchange Program).

(g)          Not applicable.

(h)          Not applicable.

          -------------------------

         * Previously filed.















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